SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

By: ______________________________
Alvaro Rodríguez Arregui.
Chief Financial Officer

Dated: February 21, 2002.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** — Quarter: **4** Year: **2001**

GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**15,266,765**	100	**14,799,671**	100
2	**CURRENT ASSETS**	**8,817,740**	**58**	**8,293,753**	**56**
3	CASH AND SHORT-TERM INVESTMENTS	1,913,761	13	800,375	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,182,823	14	2,277,048	15
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	670,174	4	612,228	4
6	INVENTORIES	2,789,757	18	2,987,401	20
7	OTHER CURRENT ASSETS	1,261,225	8	1,616,701	11
8	**LONG-TERM**	**1,031,889**	**7**	**912,725**	**6**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	47,697	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,031,889	7	865,028	6
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,657,123**	**24**	**3,837,326**	**26**
13	PROPERTY	3,101,848	20	3,114,520	21
14	MACHINERY AND INDUSTRIAL	391,661	3	375,461	3
15	OTHER EQUIPMENT	3,501,102	23	3,290,812	22
16	ACCUMULATED DEPRECIATION	3,337,488	22	2,943,467	20
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**1,312,188**	**9**	**1,321,187**	**9**
19	**OTHER ASSETS**	**447,825**	**3**	**434,680**	**3**
20	**TOTAL LIABILITIES**	**9,184,506**	100	**9,095,061**	100
21	**CURRENT LIABILITIES**	**4,383,905**	**48**	**5,333,005**	**59**
22	SUPPLIERS	2,479,169	27	2,612,283	29
23	BANK LOANS	726,647	8	1,416,781	16
24	STOCK MARKET LOANS	79,550	1	86,947	1
25	TAXES TO BE PAID	0	0	217,570	2
26	OTHER CURRENT LIABILITIES	1,098,539	12	999,424	11
27	**LONG-TERM LIABILITIES**	**3,768,127**	**41**	**2,906,105**	**32**
28	BANK LOANS	1,192,100	13	0	0
29	STOCK MARKET LOANS	2,521,750	27	2,756,252	30
30	OTHER LOANS	54,277	1	149,853	2
31	**DEFERRED LOANS**	**943,773**	**10**	**771,861**	**8**
32	**OTHER LIABILITIES**	**88,701**	**1**	**84,090**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,082,259**	100	**5,704,610**	100
34	**MINORITY INTEREST**	**248,654**	**4**	**235,698**	**4**
35	**MAJORITY INTEREST**	**5,833,605**	**96**	**5,468,912**	**96**
36	**CONTRIBUTED CAPITAL**	**1,940,635**	**32**	**2,297,753**	**40**
37	PAID-IN CAPITAL STOCK (NOMINAL)	127,875	2	129,129	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	491,897	8	500,316	9
39	PREMIUM ON SALES OF SHARES	1,320,863	22	1,668,308	29
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,892,970**	**64**	**3,171,159**	**56**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,326,797	88	4,312,145	76
43	REPURCHASE FUND OF SHARES	676,041	11	475,553	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(3,246,571)	(53)	(2,788,433)	(49)
45	NET INCOME FOR THE YEAR	1,136,703	19	1,171,894	21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**

GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,913,761**	**100**	**800,375**	**100**
46	CASH	117,356	6	92,366	12
47	SHORT-TERM INVESTMENTS	1,796,405	94	708,009	88
18	**DEFERRED ASSETS (NET)**	**1,312,188**	**100**	**1,321,187**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	1,312,188	100	1,321,187	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,383,905**	**100**	**5,333,005**	**100**
52	FOREING CURRENCY LIABILITIES	949,994	22	1,729,584	32
53	MEXICAN PESOS LIABILITIES	3,433,911	78	3,603,421	68
24	**STOCK MARKET LOANS**	**79,550**	**100**	**86,947**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	79,550	100	86,947	100
26	**OTHER CURRENT LIABILITIES**	**1,098,539**	**100**	**999,424**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	232,956	21	106,696	11
58	OTHER CURRENT LIABILITIES WITHOUT COST	865,583	79	892,728	89
27	**LONG-TERM LIABILITIES**	**3,768,127**	**100**	**2,906,105**	**100**
59	FOREING CURRENCY LIABILITIES	3,768,127	100	2,906,105	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**2,521,750**	**100**	**2,756,252**	**100**
61	BONDS	2,521,750	100	2,756,252	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**54,277**	**100**	**149,853**	**100**
63	OTHER LOANS WITH COST	54,277	100	149,853	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**943,773**	**100**	**771,861**	**100**
65	NEGATIVE GOODWILL	77,901	8	112,523	15
66	DEFERRED TAXES	213,145	23	0	0
67	OTHERS	652,727	69	659,338	85
32	**OTHER LIABILITIES**	**88,701**	**100**	**84,090**	**100**
68	RESERVES	56,762	64	49,181	58
69	OTHERS LIABILITIES	31,939	36	34,909	42
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(3,246,571)**	**100**	**(2,788,433)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(3,246,571)	(100)	(2,788,433)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,433,835	2,960,748
73	PENSIONS FUND AND SENIORITY PREMIUMS	56,762	49,181
74	EXECUTIVES (*)	78	88
75	EMPLOYERS (*)	18,157	19,354
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	3,645,802,627	3,620,913,407
78	REPURCHASED SHARES (*)	8,950,668	29,780,095

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**15,608,431**	**100**	**15,373,797**	**100**
2	COST OF SALES	8,977,092	58	8,807,887	57
3	**GROSS INCOME**	**6,631,339**	**42**	**6,565,910**	**43**
4	OPERATING	4,773,157	31	4,835,537	31
5	**OPERATING INCOME**	**1,858,182**	**12**	**1,730,373**	**11**
6	TOTAL FINANCING COST	589,387	4	297,674	2
7	**INCOME AFTER FINANCING COST**	**1,268,795**	**8**	**1,432,699**	**9**
8	OTHER FINANCIAL OPERATIONS	(82,904)	(1)	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,351,699**	**9**	**1,432,699**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	389,002	2	216,285	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**962,697**	**6**	**1,216,414**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	186,969	1	(23,263)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,149,666**	**7**	**1,193,151**	**8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,149,666**	**7**	**1,193,151**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,149,666**	**7**	**1,193,151**	**8**
19	NET INCOME OF MINORITY INTEREST	12,963		21,257	0
20	**NET INCOME OF MAJORITY INTEREST**	**1,136,703**	**7**	**1,171,894**	**8**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**15,608,431**	**100**	**15,373,797**	**100**
21	DOMESTIC	14,298,288	92	14,024,329	91
22	FOREIGN	1,310,143	8	1,349,468	9
23	TRANSLATED INTO DOLLARS (***)	142,872	1	140,570	1
6	**TOTAL FINANCING COST**	**589,387**	**100**	**297,674**	**100**
24	INTEREST PAID	781,261	133	685,464	230
25	EXCHANGE LOSSES	8,561	1	114,063	38
26	INTEREST EARNED	131,294	22	204,724	69
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(69,141)	(12)	(297,129)	(100)
8	**OTHER FINANCIAL OPERATIONS**	**(82,904)**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(82,904)	(100)	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**389,002**	**100**	**216,285**	**100**
32	INCOME TAX	225,630	58	0	0
33	DEFERED INCOME TAX	160,004	41	215,255	100
34	WORKERS' PROFIT SHARING	4,044	1	1,030	0
35	DEFERED WORKERS' PROFIT SHARING	(676)	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: ELEKTRA   QUARTER: 4   YEAR 2001
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	15,608,430	15,373,796
37	NET INCOME OF THE YEAR	644,657	0
38	NET SALES (**)	15,608,431	15,373,797
39	OPERATION INCOME (**)	1,858,182	1,730,373
40	NET INCOME OF MAYORITY INTEREST(**)	1,136,703	1,171,894
41	NET CONSOLIDATED INCOME (**)	1,149,666	1,193,151

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,149,666**	**1,193,151**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	935,239	928,735
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,084,905**	**2,121,886**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(308,870)	(1,702,910)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,776,035**	**418,976**
6	CASH FLOW FROM EXTERNAL FINANCING	233,931	109,303
7	CASH FLOW FROM INTERNAL FINANCING	(340,907)	(169,090)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(106,976)**	**(59,787)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(555,673)**	**(461,145)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,113,386	(101,956)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	800,375	902,331
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,913,761	800,375

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**935,239**	**928,735**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	707,400	631,684
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	7,582	9,517
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	220,257	287,534
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(308,870)**	**(1,702,910)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	466,535	(364,071)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(182,128)	(856,712)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(143,911)	(1,010,550)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(133,026)	69,439
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(316,340)	458,984
6	**CASH FLOW FROM EXTERNAL FINANCING**	**233,931**	**109,303**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	957,690	2,756,252
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	27,312	(76,478)
27	(-) BANK FINANCING AMORTIZATION	(697,481)	(822,540)
28	(-) STOCK MARKET AMORTIZATION	0	(1,747,931)
29	(-) OTHER FINANCING AMORTIZATION	(53,590)	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(340,907)**	**(169,090)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	12,274	626
31	(-) DIVIDENS PAID	(157,059)	(146,133)
32	+ PREMIUM ON SALE OF SHARES	(196,122)	(23,583)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(555,673)**	**(461,145)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(84,839)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(470,834)	(461,145)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.37	%	7.76	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.49	%	21.43	%
3	NET INCOME TO TOTAL ASSETS (**)	7.53	%	8.06	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	13.40	%	16.47	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.01	%	24.90	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.02	times	1.04	times
7	NET SALES TO FIXED ASSETS (**)	4.27	times	4.01	times
8	INVENTORIES ROTATION (**)	3.22	times	2.95	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44	days	46	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	16.25	%	15.18	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.16	%	61.45	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.51	times	1.59	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.37	%	50.97	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	103.04	%	75.73	%
15	OPERATING INCOME TO INTEREST PAID	2.38	times	2.52	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.70	times	1.69	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.01	times	1.56	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.38	times	1.00	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.96	times	0.91	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	43.65	%	15.01	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.36	%	13.80	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.98)	%	(11.08)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.27	times	0.61	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(218.68)	%	(182.82)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	318.68	%	282.82	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	84.73	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.31	$ 0.32
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.31	$ 0.32
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 1.60	$ 1.51
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.45	$ 0.41
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.55 times	5.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	18.99 times	25.30 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

MEXICO CITY, February 13, 2002 - Grupo Elektra S.A. de C.V. (BMV: ELEKTRA, NYSE:EKT), Latin America's leading specialty retailer and consumer finance company, today reported results for the fourth quarter and year ended December 31, 2001.

In the fourth quarter, EBITDA was US$ 79.6 million, a 2.1% increase from US$77.9 million recorded in the fourth quarter of 2000. Revenue decreased 3.3% to US$503.1 million from US$520.1 million recorded in 4Q00. Operating income rose 7.2% to US$ 59.6 million from US$ 55.6 million in the prior year period.

EBITDA for 2001 rose to US$285.6 million for the year, a 7.1% gain over the US$ 266.7 million posted in 2000. Full year revenue for 2001 was US$ 1,702 billion, a 1.5% gain over the US$ 1,677 billion recorded in 2000. Operating income for 2001 was US$202.6 million, an increase of 7.4% over the US$ 188.7 million posted in 2000.

Javier Sarro, Chief Executive Officer of Grupo Elektra, commented "Our business model can generate solid cash flow in any economic environment, delivering our 20th consecutive quarter of EBITDA growth amidst a challenging retail scenario."

He added, "With our balance sheet strength, the new environment brings a time of opportunity for Grupo Elektra. In 2002 our key strengths will enable us to continue consolidating our leadership in the specialty retail segment as the weaker competitors face increasing difficulties."

Fourth Quarter Highlights:

20th consecutive quarter of EBITDA Growth, Up 2.1% in the fourth quarter.
4th Quarter SG&A decreases 8.3%; full year SG&A falls by 3.3%
Strong Balance sheet - cash position stands at US$209 Million
Elektra Mexico, our core business, showed a strong performance.

Operating Performance:

Millions of pesos(1) and dollars(2) except percentages and per share amounts

	4Q01	4Q00	% Incr.
Net Revenue			
Pesos	4,613.3	4.769.7	-3.3
US $	503.1	520.1	-3.3
EBITDA			
Pesos	729.6	714.4	2.1
US $	79.6	77.9	2.1
Net Income			
Pesos	508.1	505.7	0.5
US $	55.4	55.1	0.5
Earnings per Share			
Pesos per CPO(3)	0.41	0.42	-2.3
US $ per ADR(3)	0.45	0.46	-2.2

	2001	2000	% Incr.
Net Revenue			
Pesos	15,608.4	15,373.8	1.5

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

US $	1,702.1	1,676.5	1.5
EBITDA			
Pesos	2,619.0	2,445.6	7.1
US $	285.6	266.7	7.1
Net Income			
Pesos	1,136.7	1,171.9	-3.0
US $	123.9	127.7	-3.0
Earnings per Share			
Pesos per CPO(3)	0.93	0.97	-4.1
US $ per ADR(3)	1.01	1.06	-4.7

1.Constant pesos of December 31,2001 purchasing power
2.Currency amounts in Mexican pesos (Ps.) are translated into US dollars (US) at the exchange rate of Ps. 9.17 per US$
3.Calculation based on 1,228 million CPO's (122.8 million ADR equivalent) outstanding at December 31, 2001, and 1,208 million CPO's (120.8 million ADR equivalent) outstanding at December 31, 2000.

During the fourth quarter, Grupo Elektra's SG&A expenses declined by 8.3% on a year-on-year basis as two of the biggest expense items, payroll and freight costs decreased on a year-on-year basis by 4% and 15%, respectively. At the same time, cash on balance rose to US$ 209m, representing YoY and QoQ increases of 139% and 64%, respectively.

Álvaro Rodríguez, Chief Financial Officer of Grupo Elektra stated: "In 2001, we instituted major cost efficiencies and strengthened our balance sheet. While we have achieved a lot, there is always room for further improvement. Efficient cost control is a never-ending initiative at Grupo Elektra. Looking ahead, we are in a strong position to continue to build value for our shareholders."

He added, "We have achieved the financial strength and flexibility to be more aggressive in the market place than many of our competitors. This, coupled with our core strengths including strong brands, credit program, technological platform and distribution capabilities will allow us to consolidate our leadership in the specialty retail segment in a year in which we expect the gap between strong and weak competitors to widen dramatically."

Operational Breakdown for the Fourth Quarter

Store Chains

Elektra: During 2001 sales in Mexico and Latin America increased 1% to Ps. 10,366 million compared with Ps. 10,223 million for 2000. Same-store contribution fell 6%. Elektra's merchandise gross margin was 35% for 2001, compared to 36% in 2000.

During the fourth quarter, sales in Mexico and Latin America fell 4% to Ps. 3,213 million compared with Ps. 3,337 million for 4Q00. Same-store contribution fell 15%. Elektra's merchandise gross margin was 35% for 4Q01, compared to 36% in 4Q00.

Salinas y Rocha: During 2001 revenue decreased 2% to Ps. 958 million from Ps. 974 million in 2000. Gross margin was 31% at the end of 2001, compared with

32% reported for 2000. This business unit contributed 8% of the total sales during the year.

During the fourth quarter, revenue decreased 1% to Ps. 309 million from Ps. 313 million in 4Q00. Gross margin remained flat at 30% at the end of 4Q01 compared with the 4Q00.

Bodega de Remates: During 2001 revenue decreased 3% to Ps. 518 million. Gross margin was 24% at the end of 2001, compared with 26% reported for 2000. This business unit contributed 4% of the total sales during the year.

During the fourth quarter revenue decreased 15% to Ps. 141 million. Gross margin was 22% at the end of 4Q01, compared with 26% reported for 4Q00.

THE ONE: During 2001 sales decreased 25% to Ps. 554 million from Ps. 735 million in 2000. Same-store contribution decreased 31% over the year 2000.

During the fourth quarter, sales decreased 31% to Ps. 173 million from Ps. 250 million in 4Q00. Same-store contribution decreased 22% over the same period

Products and Services

Sales in our core lines of products (electronics, white line, furniture and small appliances) were down 4% year-on-year, reporting sales of Ps. 10,293 million in 2001 versus Ps. 10,723 million in 2000. This was largely the result of across the board declines in electronics, white line and furniture, partially offset by a high single-digit growth in small appliances. In addition, consolidated merchandise sales were boosted by two new product lines: telephones, whose participation to total sales rose from 1% in 2000 to 3% in 2001, and computers, which did not contribute to sales in 2000 and represented 3% of sales during the year.

For the fourth quarter, sales in our core lines of products were down 9% year-on-year, reporting sales of Ps. 3,206.4 million in 4Q01 versus Ps. 3,537.6 million in 4Q00. Telephones participation to total sales rose from 1% in 4Q00 to 3 percent in 4Q01, and computers, which did not contributed to sales in 4Q00, represented 4% of sales during the 4Q01.

Milenia. During 2001, Grupo Elektra's extended warranty program, Milenia, reported a 27% increase in revenue to Ps. 208 million, compared to Ps. 163 million in 2000.

During 4Q01, Milenia generated a 14% increase in revenue to Ps. 54 million, compared to Ps. 48 million in 4Q00.

Fotofacil: During 2001, Fotofacil continued to operate 180 mini-labs, reporting revenues equivalent to Ps. 156 million. This represented a 20% increase compared to 2000, with a gross contribution margin of 40%.

For the quarter, Fotofacil reported revenues equivalent to Ps. 47 million, representing a 12% increase compared to 4Q00, with a gross contribution margin of 37%.

Unefon (BMV: UNEFONA) has coverage in a total of 15 cities. To date Grupo

Elektra has sold more than 425,000 telephones at 350 stores. Elektra generates revenues on phone sales and pre-paid calling cards (371 million minutes of airtime sold during 2001, compared with 22.5 million minutes of airtime sold during 2000).

Dinero en Minutos: During 2001,Grupo Elektra was able to hold basically flat the volume of operations in its international money transfer agreement with Western Union (4% and 5.9% YoY declines for 2001 and 4Q01, respectively). Nonetheless, increased competition led to price declines which resulted in a 25% decrease in revenue for the year, to Ps. 353 million, compared to Ps. 468 million in 2000; and a 30% decrease in 4Q01 to Ps. 77 million, compared to Ps. 111 million in 4Q00.

Dinero Express, Grupo Elektra's intra-Mexico money transfer service, recorded an 18% increase in revenue during 2001, led by a 28% increase in the number of transactions. Behind this healthy pace in volume growth are the increase in the share of Grupo Elektra in the Intra Mexico money transfers market and the aggressive advertising of this product.

For the fourth quarter, Dinero Express recorded an 18% increase to Ps. 41 million compared to Ps. 35 million in 4Q00, led by a 27% increase in the number of transactions.

Guardadito. At the end of 2001, Guardadito savings accounts were 980 thousand compared to 1.5 million at the end of 2000. This is the result of a purge process of the portfolio, through which we charge a handling fee of Ps.1 per month to those accounts with a balance below Ps 50. As a result of this purge process, the average balance per account went from Ps. 270 at the end of 2000 to Ps. 405 at the end of 2001.

Computers, Peripherals and Accessories. At the end of 2001, the new PC line of products was available at 640 kiosks in Elektra and Salinas y Rocha stores. Sales of this product line in 2001 were Ps. 331 million with a contribution margin of 23%. For the year 2001, approximately 28,000 PCs and more than 63,000 peripherals were sold.

Regional Breakdown

During 2001 sales in Mexico decreased 1% to Ps, 11,681 million from Ps. 11,757 million in 2000, while sales in Latin America increased 1% to Ps. 715 million from Ps. 709 million in 2000.

During 4Q01 sales in Mexico decreased 4% to Ps, 3,641 million from Ps. 3,798 million in 4Q00, while sales in Latin America decreased 27% to Ps. 195 million from Ps. 269 million in 4Q00.

CREDIMAX (Credit)

Credit: During 2001, revenue increased 10% to Ps. 3,212 million from Ps. 2,907 million reported in 2000. Credit gross margin for the year was 73% compared to 74% in the prior year. At the end of 2001, Grupo Elektra had a total of 1.8 million active accounts in its consumer credit program, compared to 1.9 million in 2000. Gross customer accounts receivable reached the equivalent of US$427.9 million compared to the equivalent of US$529.8 million at the end of

2000. The average term of the credit portfolio at the end of 2001 was 46 weeks, a two-week increase from 44 weeks reported at the end of both, 2000 and 3Q01.

During the 4Q01 we maintained our 12-month promotional term. Our merchandise sales mix for the year was 62% credit and 38% cash.

Balance Sheet and CAPEX

Total interest-bearing liabilities as of December 31, 2001 were the equivalent of US$ 524.4 million, a 6.4% increase compared to December 31, 2000. Net debt at the end of 2001 was the equivalent of US$ 315.5 million, a 22% decrease compared to the end of 2000.

Cash increased 139% YoY and 64% QoQ, reflecting our cash accumulation initiative implemented since the first quarter of this year.

Capital expenditures in the fourth quarter were US$ 28.8 million, principally for store remodeling. Total CAPEX for the year 2001 were US$ 51.2 million.

During 4Q01, there were 22 store openings (17 Elektra, 2 Bodega de Remate and 3 Salinas y Rocha), and there were 5 store closings (all of them The One). Overall, there were 17 net store openings during the quarter.

During 2001, there were 42 store openings (28 Elektra, 8 Bodega de Remate, 4 Salinas y Rocha and 2 The One), and there were 39 store closings (6 Elektra, 3 Salinas y Rocha, 17 Hecali and 13 The One). Overall, there were 3 net store openings during the year, bringing the total number of stores to 953 as of the end of 2001 from 950 at the end of 2000.

With the exception of historical information, the matters discussed in this press release are forward-looking statements that involve risks identified in filings with the U.S. Securities and Exchange Commission.

NOTE 1 - COMPANY OPERATIONS:

The main activities of Grupo Elektra, S. A. de C. V. ("Grupo Elektra") and its subsidiaries (collectively the "Company") are the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances, household furniture and clothing. A significant portion of the Company's revenues arises from installment sales. Additionally, the Company offers a series of complementary products and services, the most important of which are money transfer services from the United States to Mexico and within Mexico, and extended warranty services for electronics and appliances.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The consolidated financial statements and the notes thereto are expressed in constant pesos of purchasing power as of 31 December, 2001 and have been prepared in conformity with accounting principles generally accepted in Mexico, in accordance with the following policies:

- Investments in marketable securities are stated at market value.

- Inventory is restated by the replacement cost method; cost of sales is restated by applying factors derived from the National Consumer Price Index (NCPI).

- Property, furniture, equipment, investment in stores, goodwill and the components of stockholders' equity are restated by applying factors derived from the NCPI.

- The gain on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

- The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders' equity under the caption "loss from holding nonmonetary assets".

- The NCPI used to recognize the effects of inflation in the financial statements was 351.418 and 336.596 as of 31 December 2001 and 2000, respectively.

b. Presentation of the statement of income

In order to allow for better matching of revenues with the costs needed to produce them, revenues include income resulting from the sale of merchandise and from the installment sales program (that is, accrued mark-up, stated interest and penalty interest, less the monetary loss on receivables).

Cost of sales includes the cost of merchandise sold, the allowance for doubtful accounts and the cost of financing the installment sales program, less the monetary gain on financing of receivables.

In January 1996, Elektra entered into a revised agreement with Western Union for the transfer of money from the United States to Mexico, under which Elektra will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of three consolidated subsidiaries.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

d. Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

e. Revenue recognition

The Company recognizes revenue on the accrual basis when goods are delivered to customers. Interest and installment sales mark-up are credited to income on the straight-line basis over the life of the respective installment contracts (from 13 to 53 weeks).

f. Allowance for doubtful accounts

The Company increases the allowance for doubtful accounts at the time of any installment sale by an amount equal to five percent of the cash price of the merchandise sold, plus the mark-up, less the down payment, if any. This method is based on the historical experience of the Company and represents management's best estimate of losses derived from accounts receivable. The Company follows the policy of writing-off all customer balances outstanding more than ninety days against the allowance for doubtful accounts.

g. Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value.

h. Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the opening of stores, and is restated as mentioned in Note 2a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company's fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

i. Investments in shares

The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method. The equity in loss of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income.

Other investments in shares of companies in which the Company's interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a.

j. Goodwill and negative goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) and negative goodwill are amortized over twenty and five years, respectively, and are restated as mentioned in Note 2a.

k.Income tax and employees' statutory profit sharing

Commencing January 1, 2000 the Company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the Mexican Institute of Public Accountants (MIPA). Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

l. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company's subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees' years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement.

Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Revenues from extended warranty services

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years). The provision for repairs is determined by applying 30% to the income from extended warranty services and represents management's best estimate of potential repairs over the life of the warranty.

n. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

The figures of the subsidiaries in Central and South America are translated by using the methodology established in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries". In accordance with the provisions of that statement, the figures of those subsidiaries are restated by applying inflation factors of the country of origin. The resulting monetary and nonmonetary assets and liabilities, as well as the income and expenses, are translated at the exchange rate in effect on the balance sheet date.

o. Earnings per share

Earnings per share is computed in accordance with Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding. The effect of stock options granted to the Company's employees on earnings per share is not material.

p. Derivative financial instruments

The Company has entered into short-term and medium-term forward currency exchange contracts to reduce the risk of adverse movements in the exchange rate between the Mexican peso and the U.S. dollar. Realized and unrealized gains and losses on forward currency contracts are recognized in income of the period and are included in comprehensive financing cost.

Gains and losses on instruments indexed to the Company's stock are recognized in the financial statements when realized. Any resulting gain or loss is recorded in stockholders' equity. Interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in results of the year in which they are realized.

The Company does not enter into financial instrument agreements for trading or speculative purposes. Counterparties to its derivative transactions are normally major financial institutions which also participate in the Company's bank credit facilities. Credit loss from counterparty non-performance is not anticipated.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
					CQUISITION COST	PRESENT VALUE (3)
	ASSOCIATEDS					
1	COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	626,144	35.84	260,538	796,087
2	T.V. AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	37,714
3	BIPER, S.A. DE C.V.	HOLDING COMPANY	42,230,000	5.00	19,275	65,605
4	PROTEINAS POPULARES, S.A. DE C.V.	FOOD PRODUCTS	7,178,500	49.00	7,179	49,887
5	GRUPO EMPRESARIAL ELEKTRA, S.A. DE C.V.	HOLDING COMPANY	499	1.00	26,813	40,635
6	GRUPO COTSA, S.A. DE C.V.	HOLDING COMPANY	1,923,129	0.63	4,162	6,308
7	OTRAS ASOCIADAS (4) (No. DE ASOC.:)	17	698	0.00	13,552	35,653
			0	0.00	0	0
	TOTAL INVESTMENT IN ASSOCIATEDS				**339,042**	**1,031,889**
	OTHER PERMANENT INVESTMENTS					**0**
	TOTAL					**1,031,889**

NOTES

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	284,182	41,179	243,003	1,900,810	1,416,357	727,456
MACHINERY	245,964	72,296	173,668	145,697	72,632	246,733
TRANSPORT EQUIPMENT	253,600	117,871	135,729	112,491	76,570	171,650
OFFICE EQUIPMENT	368,339	139,235	229,104	287,259	170,504	345,859
COMPUTER EQUIPMENT	871,799	590,093	281,706	522,356	442,277	361,785
OTHER	899,967	104,385	795,582	185,291	94,089	886,784
DEPRECIABLES TOTAL	**2,923,851**	**1,065,059**	**1,858,792**	**3,153,904**	**2,272,429**	**2,740,267**
NOT DEPRECIATION ASSETS						
GROUNDS	116,754	0	116,754	800,102	0	916,856
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**116,754**	**0**	**116,754**	**800,102**	**0**	**916,856**
TOTAL	**3,040,605**	**1,065,059**	**1,975,546**	**3,954,006**	**2,272,429**	**3,657,123**

NOTES

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
SINDICATO DE BANCOS	30/01/2003	6.48	0	0	0	0	0	0	0	0	0	0	57,313	0	0	0
SINDICATO DE BANCOS	30/07/2003	6.48	0	0	0	0	0	0	0	0	0	0	57,313	0	0	0
SINDICATO DE BANCOS	30/01/2003	6.98	0	0	0	0	0	0	0	0	0	0	74,506	0	0	0
SINDICATO DE BANCOS	30/07/2003	6.98	0	0	0	0	0	0	0	0	0	0	74,506	0	0	0
SINDICATO DE BANCOS	30/01/2003	5.84	0	0	0	0	0	0	0	0	0	0	91,700	0	0	0
SINDICATO DE BANCOS	30/07/2003	5.84	0	0	0	0	0	0	0	0	0	0	91,700	0	0	0
SINDICATO DE BANCOS	30/01/2004	6.48	0	0	0	0	0	0	0	0	0	0	0	57,313	0	0
SINDICATO DE BANCOS	30/07/2004	6.48	0	0	0	0	0	0	0	0	0	0	0	57,313	0	0
SINDICATO DE BANCOS	30/01/2004	6.98	0	0	0	0	0	0	0	0	0	0	0	74,506	0	0
SINDICATO DE BANCOS	30/07/2004	6.98	0	0	0	0	0	0	0	0	0	0	0	74,506	0	0
SINDICATO DE BANCOS	30/01/2004	5.84	0	0	0	0	0	0	0	0	0	0	0	91,700	0	0
SINDICATO DE BANCOS	30/07/2004	5.84	0	0	0	0	0	0	0	0	0	0	0	91,700	0	0
SINDICATO DE BANCOS	30/01/2005	6.98	0	0	0	0	0	0	0	0	0	0	0	0	74,506	0
SINDICATO DE BANCOS	30/07/2005	6.98	0	0	0	0	0	0	0	0	0	0	0	0	74,506	0
SINDICATO DE BANCOS	30/01/2006	6.98	0	0	0	0	0	0	0	0	0	0	0	0	0	74,506
SINDICATO DE BANCOS	30/07/2006	6.98	0	0	0	0	0	0	0	0	0	0	0	0	0	74,506
WESTDEUTSCHE LANDESBANK	18/01/2002	9.25	0	0	0	0	0	0	0	0	0	137,550	0	0	0	0
WESTDEUTSCHE LANDESBANK	18/01/2002	8.88	0	0	0	0	0	0	0	0	0	4,585	0	0	0	0
WESTDEUTSCHE LANDESBANK	26/04/2002	8.50	0	0	0	0	0	0	0	0	0	91,700	0	0	0	0
WESTDEUTSCHE LANDESBANK	04/09/2002	6.61	0	0	0	0	0	0	0	0	0	47,666	0	0	0	0
ABN AMRO INC	31/10/2002	5.20	0	0	0	0	0	0	0	0	0	23,842	0	0	0	0
ABN AMRO INC	31/10/2002	5.25	0	0	0	0	0	0	0	0	0	67,858	0	0	0	0
BBVA BANCOMER	02/01/2002	9.10	261,273	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCRECER	02/01/2002	10.97	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO DEL BAJIO	02/01/2002	10.97	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INTERESES			2,154	0	0	0	0	0	0	0	0	35,019	0	0	0	0
TOTAL BANKS			**318,427**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**408,220**	**447,038**	**447,038**	**149,012**	**149,012**

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
PUBLICO INVERSIONISTA	01/08/2008	12.00	0	0	0	0	0	0	0	0	0	79,550	0	0	0	2,521,750
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	0	79,550	0	0	0	2,521,750

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
MABE DE MEXICO S DE RL DE C.			360,966	0	0	0	0	0	0	0	0	0	0	0	0	0
L.G. ELECTRONICS MEXICO, S.A			249,982	0	0	0	0	0	0	0	0	0	0	0	0	0
VITROMATIC COMERCIAL, S.A. D			233,572	0	0	0	0	0	0	0	0	0	0	0	0	0
SONY ELECTRONICOS DE MEXICO,			157,496	0	0	0	0	0	0	0	0	0	0	0	0	0
PANASONIC DE MEXICO, S.A. DE			134,314	0	0	0	0	0	0	0	0	0	0	0	0	0
PHILIPS MEXICANA, S.A. DE C.			126,198	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES LATINOAMERICA			0	0	0	0	0	0	0	0	0	118,628	0	0	0	0
COMPAQ, S.A. DE C.V.			110,323	0	0	0	0	0	0	0	0	0	0	0	0	0
MOTOROLA			0	0	0	0	0	0	0	0	0	78,846	0	0	0	0
VARIOS			86,902	0	0	0	0	0	0	0	0	2,460	0	0	0	0
MULTITRADE INTERNATIONAL, S.			71,298	0	0	0	0	0	0	0	0	0	0	0	0	0
LATUFF ELECTRONICS DE MEXICO			63,099	0	0	0	0	0	0	0	0	0	0	0	0	0
SAMSUNG ELECTRONICS, S.A. DE			62,462	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERCIALIZADORA THOMSON DE			57,469	0	0	0	0	0	0	0	0	0	0	0	0	0
DAEWOO ELEC. CORP. DE MEXICO			50,166	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO ITERNACIONAL GOMO, S.A			46,589	0	0	0	0	0	0	0	0	0	0	0	0	0
SHARP ELECTRONICS CORPORATIO			43,155	0	0	0	0	0	0	0	0	0	0	0	0	0
HEWLETT PACKARD DE MEXICO			38,594	0	0	0	0	0	0	0	0	0	0	0	0	0
JVC DE MEXICO, S.A. DE C.V.			33,229	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO COMERCIAL GOMO, S.A. D			33,192	0	0	0	0	0	0	0	0	0	0	0	0	0
DELL COMPUTER DE MEXICO SA C			31,442	0	0	0	0	0	0	0	0	0	0	0	0	0
BICICLO, S.A. DE C.V.			30,062	0	0	0	0	0	0	0	0	0	0	0	0	0
DAEWOO ELEC. CORP. DE MEXICO			27,860	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
BICICLETAS MERCURIO, S.A. DE			24,873	0	0	0	0	0	0	0	0	0	0	0	0	0
BSH ELECTRODOMESTICOS SA DE			22,617	0	0	0	0	0	0	0	0	0	0	0	0	0
ACER COMPUTEC MEXICO			22,333	0	0	0	0	0	0	0	0	0	0	0	0	0
KOBLENZ ELECTRICA S. DE RL D			18,311	0	0	0	0	0	0	0	0	0	0	0	0	0
FUJIFILM DE MEXICO, S.A. DE			16,661	0	0	0	0	0	0	0	0	0	0	0	0	0
IMPCO, S.A. DE C.V.			16,312	0	0	0	0	0	0	0	0	0	0	0	0	0
BRIGHTPOINT MEXICO			14,706	0	0	0	0	0	0	0	0	0	0	0	0	0
MAGISTRONI, S.A. DE C.V.			14,665	0	0	0	0	0	0	0	0	0	0	0	0	0
SUNBEAM MEXICANA S.A. DE C.V			13,550	0	0	0	0	0	0	0	0	0	0	0	0	0
CALENTADORES CINSA, S.A. DE			13,116	0	0	0	0	0	0	0	0	0	0	0	0	0
PHILLIPS MEXICANAN, S.A. DE			12,875	0	0	0	0	0	0	0	0	0	0	0	0	0
OLIVETTI MEXICANA, S.A. DE C			11,225	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO DE MEXICO			11,046	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO HB PS, S.A.			10,560	0	0	0	0	0	0	0	0	0	0	0	0	0
BROTHER INTERNATIONAL DE MEX			10,015	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**2,279,235**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**199,934**	**0**	**0**	**0**	**0**
OTHER			836,249	0	0	0	0	0	0	0	0	262,290	54,277	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**836,249**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**262,290**	**54,277**	**0**	**0**	**0**
			3,433,911	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**949,994**	**501,315**	**447,038**	**149,012**	**2,670,762**

NOTES

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																

THE EXCHANGE RATE USED USD:

PESOS MEXICANOS	9.17
PESOS DOMINICANOS	17.17
LEMPIRAS	16.16
COLONES	8.75
QUETZALES	7.96
SOLES	3.44

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**

GRUPO ELEKTRA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	37,884	352,966	104,381	957,177	1,310,143
TOTAL	**37,884**	**352,966**	**104,381**	**957,177**	**1,310,143**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	69,666	643,526	34,432	315,741	959,267
TOTAL	**69,666**	**643,526**	**34,432**	**315,741**	**959,267**
NET BALANCE	**(31,782)**	**(290,560)**	**69,949**	**641,436**	**350,876**
FOREING MONETARY POSITION					
TOTAL ASSETS	**131,159**	**1,202,728**	**39,287**	**360,262**	**1,562,990**
LIABILITIES POSITION	**497,880**	**4,565,559**	**16,637**	**152,562**	**4,718,121**
SHORT TERM LIABILITIES POSITION	86,961	797,432	16,637	152,562	949,994
LONG TERM LIABILITIES POSITION	410,919	3,768,127	0	0	3,768,127
NET BALANCE	**(366,721)**	**(3,362,831)**	**22,650**	**207,700**	**(3,155,131)**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

THE EXCHANGE RATE USED USD:

PESOS MEXICANOS	9.17
PESOS DOMINICANOS	17.17
LEMPIRAS	16.16
COLONES	8.75
QUETZALES	7.96
SOLES	3.44

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,256,818	7,525,425	3,268,607	0.55	17,977
FEBRUARY	4,633,615	6,812,487	2,178,872	0.00	(15)
MARCH	4,334,000	6,428,802	2,094,802	0.63	13,197
APRIL	5,297,651	6,425,698	1,128,047	0.50	5,640
MAY	5,254,369	6,464,825	1,210,456	0.22	2,663
JUNE	5,414,002	6,566,284	1,152,282	0.23	2,650
JULY	5,267,745	6,244,513	976,768	0.00	(24)
AUGUST	5,026,812	5,933,489	906,677	0.59	5,349
SEPTEMBER	4,875,863	5,811,975	936,112	0.93	8,706
OCTOBER	5,864,379	6,956,254	1,091,875	0.45	4,913
NOVEMBER	6,124,953	7,657,942	1,532,989	0.37	5,672
DECEMBER	6,617,979	8,326,143	1,708,164	0.13	2,221
ACTUALIZATION:	0	0	0	0.00	192
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**69,141**

NOTES

STOCK EXCHANGE CODE:
GRUPO ELEKTRA, S.A. DE C.V.

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
N/A		0	0

NOTES

THIS NOTE DOES NOT APPLY DUE TO THE FACT THAT THE COMPANY DOES HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITY IS PERFORMED THROUGH ITS MORE THAN 800 BRANCHES (MOSTLY RENTED), DISTRIBUTED THROUGH MEXICO, AND SOUTH AMERICA.

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
N/A					

NOTES

THIS NOTE NOT APPLY DUE TO THE FACT THAT THE COMPANY ONLY COMMERCIALIZES FINISHED PRODUCTOS AND DOES NOT COUNT WITH ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
MARK-UP				2,795,715			
VIDEO			850	1,979,948			
AUDIO			637	1,865,217			
REFRIGERATORS			295	1,113,245			
WASHER AND DRYERS			334	919,409			
STOVES AND GRILLS			284	694,070			
CLOTHING SALES				541,335			
MATTRESSES			560	481,547			
LIVINGROOMS			95	435,556			
MINOR APPLIANCES			1,308	433,455			
TELEPHONES			385	347,487			
COMPUTERS			126	344,459			
BICYCLES			218	282,879			
AIR CONDITIONING			222	233,971			
EXTENDED WARRANTIES				200,498			
OTHER				177,405			
ANTE-DINNING			71	174,546			
BEDROOMS			48	170,526			
BEDS AND BUNK BEDS			117	159,100			
MONEY TRANSFER				153,685			
PHOTO DEVELOPING			1,006	106,276			
TYPEWRITINGMACHINES			78	90,578			
WHOLESALES				84,525			
SEWING MACHINES			43	81,063			
DINNING ROOMS			19	66,038			
KITCHENS			11	61,337			
WARDROBES			43	56,189			
TABLES			73	53,934			
ENTERTAINMENT GAMES			22	49,972			
BOOKCASES			32	47,227			
BOX SPRING			42	34,015			
CUPBOARDS			23	26,000			
KITCHEN BELLS			29	18,451			
CHAIRS			55	12,703			
PAGERS			27	5,927			
TOTAL				14,298,288			

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
OTHER SALES				911,990	LATIN AMERICA		
MONER TRANSFER				352,966	UNITED STATED		
PENALTY INTEREST				37,580	LATIN AMERICA		
EXTENDED WARRANTIES				7,607	LATIN AMERICA		
TOTAL				1,310,143			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 329,059

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,620,913,407

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
III	CPO	1,220,778,516.00	25/08/2001	17,000.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	CPO	1,216,929,695.00	19/04/2001	152,894.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 168,134

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,645,802,627

RAZON SOCIAL: **GRUPO ELEKTRA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **ELEKTRA** QUARTER: **4** YEAR: **2001**
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	1,274,745,030		1,274,745,030		44,375	
B		0	1,994,392,843			1,994,392,843	70,033	
L		0	376,664,754			376,664,754	13,467	
TOTAL			**3,645,802,627**	**0**	**1,274,745,030**	**2,371,057,597**	**127,875**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,645,802,627
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
CPO	8,950,668	7.03000	5.86000

STOCK EXCHANGE CODE: **ELEKTRA**
GRUPO ELEKTRA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. MAURO AGUIRRE REGIS
DIRECTOR OF CONTROLLING

C.P. GILDARDO LARA BAYON
CONSOLIDATION MANAGER

MEXICO, D.F., AT FEBRUARY 19 OF 2002